Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

4 August 2004

TSAKOS ENERGY NAVIGATION (TEN) REPORTS SECOND QUARTER

AND FIRST HALF 2004 RESULTS

FIRST HALF 2004 PROFITS EXCEED FULL YEAR 2003 RESULTS

SECOND QUARTER HIGHLIGHTS

•	TEN reports EPS of $1.62 versus $1.09 in the like period of 2003

•	Gains on sale of two vessels amount to $0.47 per share

•	Paid $0.50 cash dividend in April

•	Raised $80.2 million through a public stock offering

•	Ordered TEN’s first LNG carrier for delivery in 2007

ADDITIONAL SIX MONTHS HIGHLIGHTS

•	Record net revenues of $143.19 million, up 22.2%

•	Record net income of $63.55 million, a gain of 72.8%

•	Record EPS of $3.55 versus $2.15 in the first half of 2003

•	Added second VLCC to fleet in January

•	Ordered six ice-class newbuilding tankers

ATHENS, GREECE – August 4, 2004 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE:TNP) today reported management results (unaudited) for the second quarter of 2004.

Net revenues for the second quarter of 2004 were $63.67 million compared with $61.52 million for the second quarter of 2003. Income before depreciation charges of $8.91 million and excluding gains of $8.76 million from vessel sales was $30.32 million in the second quarter of 2004 versus $26.82 million in the like period of 2003. Net income in the most recent quarter, including the gains on vessel sales of $8.76 million, was $30.16 million as against $18.70 million in the second quarter of 2003. Basic earnings per share, based on average number shares outstanding, was $1.62 (including gains on sales of $0.47 per share) as compared with $1.09 in the second quarter of 2003.

Net revenues for the first half of 2004 were $143.19 million or 22.2% higher than the first six months of 2003. Income before depreciation charges of $17.60 million and excluding gains of $8.76 million form vessel sales was $72.40 million, up 38.4% from $52.33 million in the like period of 2003. Net income, including the gains on vessel sales of $8.76 million was $63.55 million or a gain of 72.8% versus the first half of 2003. Basic earnings per share, based on average number shares outstanding, was $3.55 (including gains on sales of $0.47 per share) as compared with $2.15 in the first six months of 2003.

Net revenues increased 22.2% on a year-to-year basis. The average number of vessels in the 2004 period was 27.7 versus 24.5 – up 13.1%. Fleet utilization was 97.2% of capacity, a significant improvement over the 93.3% rate in the first six months of 2003. Perhaps most importantly, the time charter equivalent rate averaged $26,744 in the 2004 period or 9.9% above the $24,333 average a year earlier.

Voyage expenses, defined as variable costs for operation of vessels on voyage charters, for the first half of 2004 were $32.44 million as compared with $29.76 million. Excluding freight costs of chartered-in vessels, which are accounted for as voyage expenses, other voyage expenses fell from $24.51 million in the first half of 2003 to $20.40 million in the equivalent period of 2004.

Vessel operating costs also rose, to $26.00 million from $21.93 million reflecting the expansion of the fleet, higher insurance rates and the impact of the weaker dollar, which was 11.1% lower during the first half of 2004 when compared to dollar/euro exchange rates in the first six months of 2003. Daily operating expenses per vessel were $5,993 in the 2004 period as compared with $5,627 in the year earlier period. Overhead per ship, per day rose to $751 versus $662 in 2003.

Depreciation and dry-docking amortization costs were $22.39 million in the 2004 period as against $19.59 in 2003 reflecting fleet expansion. Management fees grew to $2.50 million from $2.10 million for the same reason. General and administrative costs were $1.28 million, up from $0.83 million. Higher legal and audit fees, public and investor relations’ costs, travel expenses, and implementing new corporate governance requirements were the principal factors. Interest and finance costs were less in the 2004 period primarily as a result of lower effective interest rates.

“ The all -in per ship expenses, per day compare favorably with TEN’s peers,” observed, Mr. D. John Stavropoulos, Chairman of the Board. “While higher costs are never welcomed, management has exhibited an ability to consistently provide quality service, while at the same time maintain a competitive cost structure, which is fundamental to TEN’s success in building value for shareholders. The profits of the first half of 2004 were exceptional arising from a 22% gain in revenues, net income from operations up 49%, and further enhanced by a capital gain of $8.76 million from the sale of two product carriers including TEN’s oldest and newest vessels.”

FLEET EXPANSION

Since the inception of TEN’s aggressive fleet expansion program in 1997, the Company has added sixteen newbuildings and one VLCC from the second-hand market. The Company has on order an additional thirteen vessels with scheduled deliveries through mid- 2007. Mr. Nikolas P. Tsakos, President and CEO of TEN stated, “Our newbuilding program has enabled us to construct a custom designed fleet to meet the evolving needs of our clients. The new orders include ten ice class vessels to serve existing and new customers in the ice-bound regions of Russia, Canada, and Alaska. TEN has also entered the LNG arena with its newbuilding scheduled for delivery in early 2007.”

Assuming no interim retirement of vessels, the following table outlines the composition of TEN’s fleet after delivery of the orders citied above.

TYPE	DOUBLE HULL		DOUBLE/ SINGLEHULL	SINGLE HULL	ICE CLASS	TOTAL
VLCC	2					2
Suezmax	10	*[1]			6	10	*[1]
Aframax	7	*[2]		3		10	*[2]
Panamax	7					7
Handysize	6		4		4	10
LNG	1					1

TOTAL	33	*[1,2]	4	3	10	40	*[1,2]

[1]	Includes two Suezmaxes chartered-in
[2]	Includes one Aframax chartered-in

“The impact of our expansion program is illustrated by its contribution of 70% of our revenues and 77% of earnings in the first half of 2004,” Mr. Tsakos continued. “Over the next three years our fleet expansion and renewal program will bring these ratios closer to 100%.”

TANKER INDUSTRY

During the second quarter of 2004, worldwide oil demand expanded some 5% from the year earlier quarter. The International Energy Agency (IEA) has forecast a full year increase in demand of 3.2%, which is well above their original expectations and would be the highest annual growth rate in over 20 years. Furthermore, the IEA’s outlook for 2005 suggests an increment of 2.2% or double the growth rate of the 1990s.

Anecdotal observations within the context of these forecasts suggest a conservative bias. In the U.S.A. a sharp acceleration in consumption has resulted in low inventories for key products. The normal buildup in heating oil stocks ahead of winter has been slowed by the sharp increase in consumption of alternative distillates such as diesel, jet fuel, and gasoline. The June 2004 refinery runs in India were 11% higher than a year earlier and sharply above the government’s target. Japanese gasoline consumption is running 10% above the previous summer. China’s crude oil imports rose 39% during the first six months of 2004 and represented some 44% of combined domestic production and oil from foreign sources. The expectation is that virtually all incremental needs in each of these key markets will be satisfied by imports.

Against this backdrop tanker demand in the second quarter of 2004 and into the third quarter has been robust. The impact on charter rates has been significant. Our expectations that the seasonal decline often experienced in the middle quarters would be muted this year have indeed proven overly cautious. Charter rates for all tanker sizes have held at or above the averages for the past four years throughout the first seven months of 2004. Barring unforeseen developments this should continue for the balance of the year. Of special note is the fact that Russian oil shipments along the Barents Sea coast in the first six months were 5.3 million tons up from 3.3 million tons in the same period of 2003. The number of tanker passages was up 48% to 149 reflecting the use of larger ships. The Norwegian Trade Ministry has estimated that such traffic may climb to three tankers a day by 2010.

The increased supply of tanker tonnage has been well absorbed. Over 14 million dwts of newbuildings were added in the first six months against retirements of 7 million dwts. The net additions increased carrying capacity by a little over 2%. Major shipyards are booked for the next 30 months and much of 2007. The world tanker order backlog at mid-year 2004, was approximately 85 million dwts or some one-fourth of existing tanker tonnage. These newbuilding additions are not expected to cause serious supply/demand imbalances because of growth in oil consumption, longer trade routes and scrappage arising from regulatory restrictions and stricter selectivity by leading charterers.

The rosy outlook for charter rates will be partially offset by rising costs. Higher priced ships result in greater depreciation expense as well as increased capital employment and insurance coverage needs. Rising interest rates will impact the cost of capital. Insurance rates may also be subject to further increases. Bunkering expenses will follow the overall higher costs for oil products. General operating costs will be further impacted by the dollar’s exchange rates. Corporate governance regulations will add further overhead burdens. Nevertheless, 2004 should provide another year of healthy industry profitability. Assuming the current worldwide economic climate extends through the coming year and the upcoming winter in the northern hemisphere generates normal heating requirements, 2005 should produce a third consecutive year of prosperity for the tanker industry.

OUTLOOK FOR TEN

The strong momentum of the first half of 2004 is continuing and we anticipate favorable comparisons for the second half of the year. 75% of employable days in the second half of the year are under contract with prospective minimum revenues of $80 million from these sources. We anticipate that the 25% of employable days not yet under contract will operate in a relatively strong charter rate environment. There is only one special survey scheduled for the remainder of the year.

Prospects for 2005 are equally encouraging. 65% of employable days are under contract with prospective minimum revenues of $130 million. Three newbuildings will add to revenues, and charter rate prospects are constructive.

ABOUT TSAKOS ENERGY NAVIGATION

Tsakos Energy Navigation expects to operate a fleet of 40 vessels with approximately 4.2 million DWT by mid-2007, which would include 30 newbuildings (1997-2007) with approximately 3.6 million DWT. The Company currently operates a fleet of 27 vessels (including three chartered-in vessels, one aframax and two suezmaxes). The fleet comprises 2.9 million DWT with an average age of 7 years, compared to the world’s tanker tonnage, which has an average age of 12.8 years. Between 2004 and 2007, TEN is scheduled to take delivery of a further thirteen newbuildings, (6 suezmaxes, 6 handysize product tankers and 1 LNG carrier). The Company is also negotiating for an additional LNG carrier, with one option, for delivery in 2007.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO	Thomas J. Rozycki, Jr.
Tsakos Energy Navigation Ltd.	GCI Group for Tsakos Energy Navigation Ltd.
Tel: 30 210 94 07 710-3	Tel: +1 212-537-8016
ten@tenn.gr	trozycki@gcigroup.com